Exhibit 99.1

stone co

Unaudited Interim Condensed Consolidated Financial Statements

June 30, 2025
with report on review of interim condensed consolidated financial information

Report on review of interim condensed consolidated financial information

To the Shareholders and Management of
StoneCo Ltd.
Introduction
We have reviewed the accompanying interim consolidated statement of financial position of StoneCo Ltd. (the “Company”) as at June 30, 2025 and the related interim consolidated statements of profit or loss and of other comprehensive income (loss) for the three and six-months periods then ended, changes in equity and cash flows for the six-months period then ended, and a material accounting policy information and other explanatory notes.
Management is responsible for the preparation and fair presentation of this interim condensed consolidated financial information in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.
Scope of review
We conducted our review in accordance with International Standard on Review Engagements 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity.
A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statement does not give a true and fair view of the financial position of the entity as at June 30, 2025, and of its financial performance and its cash flows for the three and six-months periods then ended in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).
Emphasis of matter - Discontinued operations
We draw attention to Note 1.1.2 to the condensed interim consolidated financial statements, which describes that, due to the change in accounting policy for investments in certain subsidiaries, were classified as non-current assets held for sale at their fair values in the balance sheet for the six-month period then ended June 30, 2025, and as discontinued operations in the interim consolidated statement of profit or loss for the three and six-month periods then ended June 30, 2025. The corresponding interim consolidated statement of profit or loss, for the three and six-month period then ended June 30, 2024, presented for comparison purposes, have been adjusted and are being restated as required in the IFRS 5 - Non current Assets Held for Sale and Discontinued Operations. Our conclusion is not modified in respect of this matter.
São Paulo, August 06, 2025.
ERNST & YOUNG
Auditores Independentes S/S Ltda.

Unaudited interim consolidated statement of financial position
As of June 30, 2025 and December 31, 2024
(In thousands of Brazilian Reais)
Unaudited interim consolidated statement of financial position as of June 30, 2025 and December 31, 2024

	Notes	June 30, 2025	December 31, 2024

Assets
Current assets
Cash and cash equivalents	4	5,185,579	5,227,654
Short-term investments	5.1	234,781	517,874
Financial assets from banking solutions	5.5	1,627,798	8,805,882
Accounts receivable from card issuers	5.2.1	35,894,214	29,231,820
Trade accounts receivable	5.3.1	230,074	390,575
Credit portfolio	5.4	1,304,597	891,718
Recoverable taxes	7	421,596	372,432
Derivative financial instruments	5.7	26,472	156,814
Other assets	6	403,877	370,255
		45,328,988	45,965,024

Assets classified as held for sale	1.1.2	4,353,398	—
		49,682,386	45,965,024

Non-current assets
Long-term investments	5.1	20,839	32,629
Accounts receivable from card issuers	5.2.1	105,023	116,245
Trade accounts receivable	5.3.1	23,442	25,528
Credit portfolio	5.4	268,432	171,401
Derivative financial instruments	5.7	83	103,374
Receivables from related parties	11.1	524	613
Deferred tax assets	8.2	1,089,038	871,640
Investment in associates		74,900	75,751
Property and equipment	9.1	1,823,349	1,833,997
Intangible assets	10.1	1,912,361	5,458,102
Other assets	6	155,347	159,159
		5,473,338	8,848,439

Total assets		55,155,724	54,813,463
			(continued)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of financial position
As of June 30, 2025 and December 31, 2024
(In thousands of Brazilian Reais)

	Notes	June 30, 2025	December 31, 2024

Liabilities and equity
Current liabilities
Retail deposits	5.6.1	8,829,972	8,704,809
Accounts payable to clients	5.2.2	16,762,051	17,756,720
Trade accounts payable		685,144	672,184
Institutional deposits and marketable debt securities	5.6.2	3,116,578	3,065,999
Other debt instruments	5.6.2	1,999,391	1,903,840
Labor and social security liabilities		439,490	578,345
Taxes payable		642,960	560,250
Derivative financial instruments	5.7	238,400	10,593
Other liabilities		210,710	281,073
		32,924,696	33,533,813

Liabilities associated with assets held for sale	1.1.2	757,383	—
		33,682,079	33,533,813

Non-current liabilities
Accounts payable to clients	5.2.2	46,216	50,674
Institutional deposits and marketable debt securities	5.6.2	6,221,570	5,429,963
Other debt instruments	5.6.2	2,618,807	2,496,139
Derivative financial instruments	5.7	172,437	281,177
Deferred tax liabilities	8.2	290,892	680,672
Provision for contingencies	12.1	186,105	237,406
Labor and social security liabilities		72,251	39,515
Other liabilities		246,055	236,822
		9,854,333	9,452,368

Total liabilities		43,536,412	42,986,181

Equity
Issued capital	13.1	76	76
Capital reserve		14,153,208	14,215,212
Treasury shares		(2,902,211)	(1,805,896)
Other comprehensive income (loss)	13.4	(420,855)	(287,048)
Retained earnings (accumulated losses)		766,607	(346,360)
		11,596,825	11,775,984
Other comprehensive income (loss) associated with assets held for sale	1.1.2	(30,226)	—
Equity attributable to controlling shareholders		11,566,599	11,775,984
Non-controlling interests		52,713	51,298
Total equity		11,619,312	11,827,282

Total liabilities and equity		55,155,724	54,813,463
			(concluded)
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of profit or loss
For the six and three months ended June 30, 2025 and 2024
(In thousands of Brazilian Reais, unless otherwise stated)
Unaudited interim consolidated statement of profit or loss for the six and three months ended June 30, 2025 and 2024

		Six months ended June 30,		Three months ended June 30,
	Notes	2025	2024 (Recasted)	2025	2024 (Recasted)

Continuing operations
Net revenue from transaction activities and other services	15.1	1,318,880	1,514,530	658,132	786,155
Net revenue from subscription services and equipment rental	15.1	434,797	358,525	218,932	182,845
Financial income	15.1	4,712,232	3,567,776	2,409,177	1,826,662
Other financial income	15.1	395,811	250,608	214,677	116,183
Total revenue and income from continuing operations		6,861,720	5,691,439	3,500,918	2,911,845

Cost of services	16	(1,636,182)	(1,360,790)	(850,390)	(697,365)
Administrative expenses	16	(432,890)	(398,021)	(225,106)	(201,656)
Selling expenses	16	(1,058,353)	(917,022)	(530,999)	(455,588)
Financial expenses, net	17	(2,178,813)	(1,728,992)	(1,091,847)	(842,924)
Other income (expenses), net	16	(236,008)	(194,068)	(110,778)	(72,886)
		(5,542,246)	(4,598,893)	(2,809,120)	(2,270,419)

Gain (loss) on investment in associates		(138)	(113)	(499)	(424)
Profit before income taxes from continuing operations		1,319,336	1,092,433	691,299	641,002

Current income tax and social contribution	8.1	(298,672)	(239,599)	(175,308)	(138,956)
Deferred income tax and social contribution	8.1	78,181	(4,037)	71,176	(2,705)
Net income for the period from continuing operations		1,098,845	848,797	587,167	499,341

Net income (loss) for the period from discontinued operations	1.1.2	20,881	23,099	15,812	(1,040)
Net income for the period		1,119,726	871,896	602,979	498,301

Net income attributable to:
Controlling shareholders from continuing operations		1,094,773	847,834	583,927	498,388
Non-controlling interests from continuing operations		4,072	963	3,240	953
		1,098,845	848,797	587,167	499,341

Controlling shareholders from discontinued operations		18,194	21,261	14,582	(2,274)
Non-controlling interests from discontinued operations		2,687	1,838	1,230	1,234
		20,881	23,099	15,812	(1,040)

Earnings per share of continuing operations
Basic earnings per share for the period attributable to controlling shareholders (in Brazilian reais)	14.2	3.99	2.75	2.17	1.62
Diluted earnings per share for the period attributable to controlling shareholders (in Brazilian reais)	14.2	3.90	2.69	2.12	1.58
Earnings per share of discontinued operations
Basic earnings (loss) per share for the period attributable to controlling shareholders (in Brazilian reais)	14.2	0.07	0.07	0.05	(0.01)
Diluted earnings (loss) per share for the period attributable to controlling shareholders (in Brazilian reais)	14.2	0.06	0.07	0.05	(0.01)
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of other comprehensive income (loss)
For the six and three months ended June 30, 2025 and 2024
(In thousands of Brazilian Reais)
Unaudited interim consolidated statement of other comprehensive income (loss) for the six and three months ended June 30, 2025 and 2024

		Six months ended June 30,		Three months ended June 30,
	Notes	2025	2024	2025	2024

Net income for the period		1,119,726	871,896	602,979	498,301

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:

Changes in the fair value of accounts receivable from card issuers	19.1.1	(265,219)	(89,126)	(116,583)	(64,745)
Tax on changes in the fair value of accounts receivable from card issuers	8.2	90,174	30,364	39,638	22,074
Exchange differences on translation of foreign operations		(9,284)	1,505	(2,330)	1,820
Changes in the fair value of cash flow hedge		21,766	(130,783)	6,939	(88,284)
Tax on changes in the fair value of cash flow hedge	8.2	(9,227)	—	(3,237)	—

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:
Net monetary position in hyperinflationary economies		7,592	2,376	602	1,479
Gain on sale of equity instruments designated at fair value through other comprehensive income	5.1	—	35,647	—	35,647
Changes in the fair value of equity instruments designated at fair value	5.1/19.1.1	—	1,623	—	873
Other comprehensive income (loss) for the period		(164,198)	(148,394)	(74,971)	(91,136)

Total comprehensive income for the period		955,528	723,502	528,008	407,165

Total comprehensive income attributable to:
Controlling shareholders		948,934	721,530	523,561	404,085
Non-controlling interests		6,594	1,972	4,447	3,080
Total comprehensive income for the period		955,528	723,502	528,008	407,165
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of changes in equity
For the six months ended June 30, 2025 and 2024
(In thousands of Brazilian Reais)
Unaudited interim consolidated statement of changes in equity for the six months ended June 30, 2025 and 2024

		Attributable to owners of the parent
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other comprehensive income	Other comprehensive income associated with assets held for sale	Retained earnings (accumulated losses)	Total	Non-controlling interests	Total

Balance as of December 31, 2023		76	13,825,325	(518,504)	61,127	688,536	14,056,484	(282,709)	(320,449)	—	1,168,862	14,622,264	53,696	14,675,960
Net income for the period		—	—	—	—	—	—	—	—	—	869,095	869,095	2,801	871,896
Other comprehensive income (loss) for the period		—	—	—	—	—	—	—	(147,565)	—	—	(147,565)	(829)	(148,394)
Total comprehensive income		—	—	—	—	—	—	—	(147,565)	—	869,095	721,530	1,972	723,502
Repurchase of shares		—	—	—	—	—	—	(236,526)	—	—	—	(236,526)	—	(236,526)
Share-based payments		—	—	—	—	73,867	73,867	—	—	—	—	73,867	—	73,867
Shares delivered under share-based payment arrangements		—	—	(28,483)	—	—	(28,483)	28,483	—	—	—	—	—	—
Equity transaction related to put options over non-controlling interest		—	—	—	—	(17,512)	(17,512)	—	—	—	—	(17,512)	3,174	(14,338)
Dividends paid		—	—	—	—	—	—	—	—	—	—	—	(3,028)	(3,028)
Others		—	—	—	—	—	—	—	—	—	—	—	(638)	(638)
Balance as of June 30, 2024		76	13,825,325	(546,987)	61,127	744,891	14,084,356	(490,752)	(468,014)	—	2,037,957	15,163,623	55,176	15,218,799

Balance as of December 31, 2024		76	13,825,325	(581,416)	61,127	910,176	14,215,212	(1,805,896)	(287,048)	—	(346,360)	11,775,984	51,298	11,827,282
Net income for the period		—	—	—	—	—	—	—	—	—	1,112,967	1,112,967	6,759	1,119,726
Other comprehensive income (loss) for the period		—	—	—	—	—	—	—	(133,807)	(30,226)	—	(164,033)	(165)	(164,198)
Total comprehensive income		—	—	—	—	—	—	—	(133,807)	(30,226)	1,112,967	948,934	6,594	955,528
Repurchase of shares	13.3	—	—	—	—	—	—	(1,241,275)	—	—	—	(1,241,275)	—	(1,241,275)
Share-based payments		—	—	—	—	89,910	89,910	—	—	—	—	89,910	—	89,910
Shares delivered under share-based payment arrangements		—	—	(144,960)	—	—	(144,960)	144,960	—	—	—	—	—	—
Equity transaction related to put options over non controlling interest		—	—	—	—	(6,954)	(6,954)	—	—	—	—	(6,954)	(1,018)	(7,972)
Dividends paid		—	—	—	—	—	—	—	—	—	—	—	(6,151)	(6,151)
Equity transaction with non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	1,990	1,990
Balance as of June 30, 2025		76	13,825,325	(726,376)	61,127	993,132	14,153,208	(2,902,211)	(420,855)	(30,226)	766,607	11,566,599	52,713	11,619,312
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of cash flows
For the six months ended June 30, 2025 and 2024
(In thousands of Brazilian Reais)
Unaudited interim consolidated statement of cash flows for the six months ended June 30, 2025 and 2024

		Six months ended June 30,
	Notes	2025	2024
Operating activities
Net income for the period		1,119,726	871,896
Adjustments to reconcile net income for the period to net cash flows:
Depreciation and amortization	9.2	529,287	441,559
Deferred income tax and social contribution	8.2	(84,186)	6,579
Gain on investment in associates		138	113
Accrued interest, monetary and exchange variations, net		478,098	70,603
Provision for contingencies	12.1	61,945	40,018
Share-based payments expense	18.1.1	184,005	90,156
Allowance for expected credit losses		147,227	102,507
Loss (gain) on disposal of property, equipment and intangible assets	19.2.5	(35,240)	14,317
Effect of applying hyperinflation accounting		7,533	2,791
Loss on sale of subsidiary		—	52,958
Fair value adjustment in financial instruments at FVPL	19.2.1	196,273	(206,628)
Fair value adjustment in derivatives		(201,070)	7,188
Remeasurement of previously held interest in subsidiary acquired	20.1.2	(1,986)	(5,657)
Working capital adjustments:
Accounts receivable from card issuers		(5,786,107)	(2,358,871)
Receivables from related parties		350	7,730
Recoverable taxes		(34,497)	(8,831)
Prepaid expenses		(28,006)	68,416
Trade accounts receivable, banking solutions and other assets		7,419,379	(14,746)
Credit portfolio		(378,193)	(314,403)
Accounts payable to clients		(5,456,265)	(4,016,667)
Taxes payable		277,209	210,299
Labor and social security liabilities		(98,695)	(31,512)
Payment of contingencies	12.1	(42,633)	(29,588)
Trade accounts payable and other liabilities		(8,083)	160,842

Interest paid		(383,970)	(313,485)
Interest income received, net of costs	19.2.2	3,311,818	2,038,931
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of cash flows
For the six months ended June 30, 2025 and 2024
(In thousands of Brazilian Reais)

		Six months ended June 30,
	Notes	2025	2024
Income tax paid		(182,127)	(75,644)
Net cash provided by (used in) operating activities		1,011,930	(3,189,129)

Investing activities
Purchases of property and equipment	19.2.3	(391,531)	(390,912)
Purchases and development of intangible assets	19.2.4	(214,954)	(260,345)
Proceeds from short-term investments, net		296,465	3,388,247
Sale of subsidiary, net of cash disposed		—	(4,204)
Proceeds from disposal of long-term investments – equity securities	5.1	—	57,540
Proceeds from the disposal of non-current assets	19.2.5	66	4,216
Acquisition of subsidiary, net of cash acquired		(1,993)	(9,054)
Payment for interest in subsidiaries acquired		(7,377)	(151,908)
Net cash provided by (used in) investing activities		(319,324)	2,633,580

Financing activities
Proceeds from institutional deposits and marketable debt securities	5.6.2	1,830,149	971,681
Payment of institutional deposits and marketable debt securities	5.6.2	(1,183,317)	(38,693)
Proceeds from other debt instruments, except lease	5.6.2	1,954,592	4,007,264
Payment of other debt instruments, except lease	5.6.2	(1,615,105)	(1,570,264)
Payment of principal portion of leases liabilities	5.6.2	(50,462)	(28,182)
Repurchase of own shares	13.3	(1,241,275)	(236,526)
Acquisition of non-controlling interests		—	72
Dividends paid to non-controlling interests		(6,151)	(3,028)
Net cash provided by (used in) financing activities		(311,569)	3,102,324

Effect of foreign exchange on cash and cash equivalents		(22,971)	20,045
Change in cash and cash equivalents		358,066	2,566,820

Cash and cash equivalents at beginning of period	4	5,227,654	2,176,416
Cash and cash equivalents at end of period	1.1.2/4	5,585,720	4,743,236
Change in cash and cash equivalents		358,066	2,566,820

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
Notes to unaudited interim condensed consolidated financial statements as of June 30, 2025
1.    Operations
StoneCo Ltd. (the “Company”), is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place 103 South Church Street, P.O. box 10240 Grand Cayman E9 KY1-1002.
HR Holdings LLC owns 5.59% of the Company’s voting shares (representing 35.62% of the voting power considering the amount of outstanding shares as of June 30, 2025). HR Holding LLC's ultimate parent is the VCK Investment Fund Limited SAC A, an investment fund owned by the co-founder of the Company, Mr. Andre Street.
The Company’s shares are publicly traded on Nasdaq under the ticker symbol STNE.
The Company and its subsidiaries (collectively, the “Group”) provide financial services and software solutions to clients across in-store, mobile and online device platforms helping them to better manage their businesses by increasing the productivity of their sales initiatives.
1.1.    Disposal group classified as held for sale and discontinued operations
The Group has entered into two separate agreements to sell Linx Sistemas e Consultoria Ltda and certain other software assets (“Software Businesses"), and SimplesVet Tecnologia S.A. (“Simplesvet”), resulting in the classification of both businesses as held for sale. The transactions have also been classified as discontinued operations. Therefore, the statement of profit or loss presents the net results of continuing and discontinued operations separately for each period presented, with prior periods reclassified accordingly.
The entities comprised in the Software Businesses are listed below:
•Linx Sistemas e Consultoria Ltda;
•Linx Telecomunicações Ltda;
•Linx Automotivo Ltda;
•Linx Commerce Ltda;
•Linx People Ltda;
•Linx Saúde Ltda;
•Sponte Educação Ltda;
•Napse S.R.L.;
•Napse Uruguay SAS;
•Sociedad Ingenería de Sistemas Napse I.T. de Chile Limitada;
•Synthesis Holding LLC;
•Synthesis US LLC;
•Retail Americas Sociedad de Responsabilidad Limitada de Capital Variable;
•Synthesis IT de México Sociedad de Responsabilidad Limitada de Capital Variable.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
1.1.1. Accounting policy
The Group classifies disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.
The condition for classification as held for sale is met only when the sale has been approved by management or - if required by governance rules - the Board of Directors, the asset is available for immediate sale in its present condition, and there is an expectation that the sale will occur within 12 months of the approval. These factors indicate that the sale is highly probable. In case of a delay in the process, demonstrably caused by events or circumstances beyond the Group’s control, and if there is still sufficient evidence of the continued commitment to sell the asset, the classification as held for sale may be maintained.
Assets included in disposal groups classified as held for sale as well as its related liabilities are presented separately as current items in the statement of financial position. Property and equipment and intangible assets are not depreciated or amortized once classified as held for sale.
When a transaction reflects the sale of a component of the company that represents an important separate line of business, it should be considered a discontinued operation, and its results are excluded from the results of continuing operations, presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss. Cash flows from discontinued operations are included in the consolidated statement of cash flows and are disclosed separately in Note 1.1.2 in an aggregated basis between operating, investing and financing activities.
The classification of an operation as a discontinued operation requires that comparative income statements be restated. This procedure segregates the results of the discontinued operation as if it had been discontinued from the beginning of the earliest comparative period presented.
1.1.2. Software business and Simplesvet
In the second quarter of 2025, the Board of Directors approved the plan to sell Software Businesses and Simplesvet. Both sales are expected to be completed within a year from the reporting date so were classified as a disposal group held for sale. These businesses together represent a major part of our Software operating segment and as a result met the requirements to be classified as discontinued operations. The Software segment continues to be one of the segments disclosed in the financial statements comprised of other businesses that do not meet the criteria for either assets held for sale or discontinued operations.
Immediately before the classification of the businesses as discontinued operations, the recoverable amount was estimated for assets included in the disposal group and no impairment loss was identified. The fair value less costs to sell the assets included in disposal group exceeds their carrying amount.
Estimating the fair value implies assumptions and estimates that require judgment. In estimating such fair value we have considered the terms of the agreements we entered into after June 30, 2025 (Note 22) as well as estimates about expected timing of the disposals which impact the estimated proceeds of the sale and as well as its discount to present value as of the date of the impairment test. While actual date of the disposal may differ from this estimate of fair value we expect any difference will not result in significant effect in the impairment test performed. The carrying amount of the businesses classified as held for sale as of June 30, 2025 is R$ 3,596,015.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
The major classes of assets included in the disposal group classified as held for sale as well as the liabilities directly associated with those assets are presented below:

	Notes	June 30, 2025

Assets
Cash and cash equivalents		400,141
Trade accounts receivable		181,106
Recoverable taxes		16,595
Other assets		62,582
Receivables from related parties		10
Deferred tax assets	8.2	4,685
Property and equipment	9.1	68,426
Intangible assets	10.1	3,619,853
Total assets classified as held for sale		4,353,398

Liabilities
Trade accounts payable		41,109
Other debt instruments	5.6.2	22,891
Deferred tax liabilities	8.2	446,730
Labor and social security liabilities		102,486
Taxes payable		20,604
Provision for contingencies	12.1	89,609
Other liabilities		33,954
Total liabilities associated with assets classified as held for sale		757,383
The accumulated balances of other comprehensive income recognized within equity associated with assets held for sale are presented below:

June 30, 2025

Amounts included in accumulated OCI to be recognized in income upon disposal of the businesses
Net monetary position in hyperinflationary economies	19,174
Exchange differences on translation of foreign operations	(49,400)
Total other comprehensive income associated with assets held for sale	(30,226)

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
The effects of discontinued operations on the statement of profit or loss of the periods are presented below:

	Six months ended June 30,		Three months ended June 30,
	2025	2024	2025	2024

Net revenue from transaction activities and other services	44,445	42,811	20,838	21,357
Net revenue from subscription services and equipment rental	554,972	551,451	277,615	270,422
Other financial income	16,520	5,083	8,342	2,251
Total revenue and income from discontinued operations	615,937	599,345	306,795	294,030

Cost of services	(286,642)	(290,510)	(138,571)	(144,009)
Administrative expenses	(128,200)	(114,465)	(58,051)	(53,830)
Selling expenses	(136,908)	(137,583)	(71,165)	(69,342)
Financial expenses, net	(18,320)	(18,607)	(8,596)	(8,128)
Other income (expenses), net	(10,958)	5,091	(5,063)	(8,036)
	(581,028)	(556,074)	(281,446)	(283,345)

Profit before income taxes from discontinued operations	34,909	43,271	25,349	10,685

Current income tax and social contribution	(20,033)	(17,630)	(10,569)	(12,421)
Deferred income tax and social contribution	6,005	(2,542)	1,032	696
Net income (loss) for the period from discontinued operations	20,881	23,099	15,812	(1,040)
Discontinued operations on the statement of cash flows of the periods are presented below:

	Six months ended June 30,
	2025	2024

Net cash provided by operating activities	108,783	121,644
Net cash used in investing activities	(94,954)	(154,162)
Net cash used in financing activities	(10,013)	(4,668)
Effect of foreign exchange on cash and cash equivalents	(8,335)	890
Change in cash and cash equivalents	(4,519)	(36,296)
2.    Basis of preparation and changes to the Group’s accounting policies and estimates
2.1.    Basis of preparation
The interim condensed consolidated financial statements for the six months ended June 30, 2025 have been prepared in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”), on the basis that it will continue to operate as a going concern.
The interim condensed consolidated financial statements are presented in Brazilian Reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2024.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
The accounting policies adopted in this interim reporting period are consistent with those of the previous financial year.
The interim condensed consolidated financial statements of the Group for the six months ended June 30, 2025 and 2024 were approved by the Audit Committee on August 4, 2025.
2.2.    Estimates
The preparation of the Group’s interim financial statements requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented of revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.
Judgements, estimates and assumptions are frequently revised, and any effects are recognized in the revision period and in any future affected periods. The objective of these revisions is mitigating the risk of material differences between the estimated and actual results in the future.
In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those from the consolidated financial statements for the year ended December 31, 2024.
2.3. New standards and amendments to standards and interpretations adopted
•Amendments to IAS 21 - Lack of exchangeability: The amendments introduce requirements to assess when a currency is exchangeable into another currency and when it is not. The amendments require the entity to estimate the spot exchange rate when it concludes that a currency is not exchangeable into another currency.
The application of these accounting standards as of January 1, 2025, had no significant impact on the Group’s consolidated financial statements.
2.4. Provisional Measure ("MP") No. 1.303/2025
Provisional Measure ("MP") No. 1.303/2025 Provisional Measure N° 1,303/2025 introduces changes to Brazilian tax legislation, including increases in the tax rates of Social Contribution on Net Income (CSLL) - a tax computed over taxable income- applicable to certain companies, as well as changes to the withholding tax regime on investments in the financial and capital markets, among other provisions.
The rule is subject to approval by the Brazilian National Congress before it becomes effective. If enacted into law, the CSLL changes would become effective as of November 1, 2025, while the other tax changes would take effect on January 1, 2026.
We consider that approval by the Brazilian National Congress is required for the changes in CSSL rates to be considered substantially enacted and being recognized in our financial statements. Accordingly no impact was recognized in these interim condensed consolidated financial statements.
If the changes in the CSSL rate are approved the combined Brazilian statutory income tax rates for the companies impacted would increase from 34% to 40% and 40% to 45%. Key subsidiaries affected by the increased rates would be Stone Instituição de Pagamento S.A. (“Stone IP”), Stone Sociedade de Crédito, Financiamento e Investimento S.A. (“Stone SCFI”) e Stone Sociedade de Crédito Direito S.A. (“Stone SCD”).

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
3.    Group information
3.1.    Subsidiaries
In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which the Company holds control.
The following table shows the main consolidated entities, which correspond to the Group’s most relevant operating vehicles.

		% of Group's equity interest
Entity name	Main activities	June 30, 2025	December 31, 2024

Stone IP	Merchant acquiring	100.00	100.00
Pagar.me S.A. (“Pagar.me”)	Merchant acquiring	100.00	100.00
Stone SCD	Financial services	100.00	100.00
Stone SCFI	Financial services	100.00	100.00
Tapso Fundo de Investimento em Direitos Creditórios Responsabilidade Limitada ("FIDC TAPSO")	Investment fund	100.00	100.00
There were no changes in the interest held by the Group in its subsidiaries.
The Group holds call options to acquire additional interests in some of its subsidiaries (Note 5.7) and issued put options to non-controlling investors (Note 5.10.1(g)).
3.2.    Associates
The following table shows all entities in which the Group has significant influence.

		% of Group's equity interest
Entity name	Main activities	June 30, 2025	December 31, 2024

Agilize Contabilidade Holding Limited ("Agilize Cayman")	Technology services	28.70	28.70
Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”)	Technology services	25.00	25.00
APP Sistemas S.A. (“APP”) (a)	Technology services	—	19.80
Delivery Much Tecnologia S.A. (“Delivery Much”)	Food delivery marketplace	29.49	29.49
Dental Office S.A. (“Dental Office”)	Technology services	20.00	20.00

(a)On April 4, 2025, STNE Participações S.A. (“STNE Par”), a Group company, acquired additional shares in APP, raising its total ownership to 45.96% and securing control of APP's share capital. STNE Par's prior stake was 19.80%. (Note 20).
The Group holds call options to acquire additional interests in some of its associates (Note 5.7).
4.    Cash and cash equivalents

	June 30, 2025	December 31, 2024

Denominated in R$	5,151,074	5,157,035
Denominated in US$	34,505	70,619
	5,185,579	5,227,654

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
5.    Financial instruments
5.1.    Short and Long-term investments

	Short-term	Long-term	June 30, 2025

Bonds
Brazilian sovereign bonds	122,948	—	122,948
Structured notes linked to Brazilian sovereign bonds	52,275	—	52,275
Time deposits	58,232	—	58,232
Equity securities (a)	—	20,839	20,839
Investment funds (b)	1,326	—	1,326
	234,781	20,839	255,620

	Short-term	Long-term	December 31, 2024

Bonds
Brazilian sovereign bonds	46,426	—	46,426
Structured notes linked to Brazilian sovereign bonds	418,120	—	418,120
Time deposits	51,711	—	51,711
Equity securities (a)	—	32,629	32,629
Investment funds (b)	1,617	—	1,617
	517,874	32,629	550,503

(a)Comprised of common shares of unlisted entities that are not traded in an active market. As of June 30, 2025, all assets are recognized at FVPL, while on December 31, 2024, some assets were recognized at FVOCI. The fair value of unlisted equity instruments was determined based on negotiations of the securities. The change in the fair value of equity securities at FVPL was a loss for the six months ended June 30, 2025 of R$ 11,790 (gain of R$ 3,912 for the six months ended June 30, 2024), which was recognized in the statement of profit or loss. The change in fair value of equity securities at FVOCI for the six months ended June 30, 2025 was R$ nil (gain of R$ 1,623 for the six months ended June 30, 2024), which was recognized in the statement of other comprehensive income (loss).
On June 03, 2024, the Group sold its remaining stake in Cloudwalk INC for payment of R$ 57,540. The gain on the sale of R$ 35,647 was recognized in other comprehensive income.
(b)Comprised of foreign investment fund shares.
Short and Long-term investments are denominated in Brazilian Reais and U.S. dolla    rs.
5.2.    Accounts receivable from card issuers and accounts payable to clients
5.2.1.    Composition of accounts receivable from card issuers
Accounts receivable are amounts due from card issuers and acquirers for the transactions of clients with card holders, performed in the ordinary course of business.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)

	June 30, 2025	December 31, 2024

Accounts receivable from card issuers (a)	35,527,394	28,833,909
Accounts receivable from other acquirers (b)	547,767	575,044
Allowance for expected accounts receivable credit losses	(75,924)	(60,888)
	35,999,237	29,348,065

Current	35,894,214	29,231,820
Non-current	105,023	116,245

(a)Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.
(b)Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.
Part of the Group’s cash requirement is to make prepayments to acquiring customers. The Group finances those requirements through different sources of funding including the true sale of receivables to third parties. When such sales of receivables are carried out to entities in which the Group has subordinated shares or quotas, the receivables sold remain in the statement of financial position, as these entities are consolidated in the financial statements. As of June 30, 2025 a total of R$ 446,417 (December 31, 2024 - R$ 419,099) were consolidated through Fundo de Investimento em Direitos Creditórios ACR Fast (“FIDC ACR FAST”) and R$ 2,650,743 (December 31, 2024 - R$ 2,561,139) through Fundo de Investimento em Direitos Creditórios ACR I (“FIDC ACR I”), of which the Group has subordinated shares. When the sale of receivables is carried out to non-controlled entities and for transactions where continuous involvement is not present, the amounts transferred are derecognized from the accounts receivable from card issuers. As of June 30, 2025, the sale of receivables that were derecognized from accounts receivables from card issuers in the statement of financial position represents a relevant funding source used for the prepayment.
Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders.
5.2.2.    Accounts payable to clients
Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.
5.3.    Trade accounts receivable
5.3.1.    Composition of trade accounts receivable
Trade accounts receivables are amounts due from clients mainly related to subscription services and equipment rental.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)

	June 30, 2025	December 31, 2024

Accounts receivable from subscription services	75,426	248,322
Accounts receivable from equipment rental	129,494	111,535
Chargeback	132,259	93,829
Services rendered	16,212	46,991
Receivables from registry operation	13,195	13,643
Cash in transit	—	12,620
Allowance for expected credit losses	(150,855)	(131,260)
Others	37,785	20,423
	253,516	416,103

Current	230,074	390,575
Non-current	23,442	25,528
5.4.    Credit portfolio
Portfolio balances by product:

	June 30, 2025	December 31, 2024

Merchant portfolio	1,616,092	1,093,475
Credit card	192,088	114,156
Credit portfolio, gross	1,808,180	1,207,631

Allowance for expected credit losses	(236,105)	(144,512)
Fair value adjustment - portfolio hedge (a)	954	—
	(235,151)	(144,512)

Credit portfolio, net	1,573,029	1,063,119

Current	1,304,597	891,718
Non-current	268,432	171,401

(a)The Group holds a portfolio of fixed-rate credit operations exposed to market risk from fluctuations in the Brazilian interest rates. To mitigate this risk, fixed-for-floating interest rate swaps were entered into to protect the fair value of the portfolio against rates variations. These swaps are designated as fair value hedge accounting and, as a result, the interest rate risk of the credit operations is marked to market against profit or loss. The portfolio is dynamically managed, with swap positions adjusted to reflect changes, including prepayment risk.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
5.4.1.    Non-performing loans ("NPL")
Total outstanding of the contract whenever the clients default on an installment:

	June 30, 2025			December 31, 2024
	Merchant portfolio	Credit card	Total	Merchant portfolio	Credit card	Total

Balances not overdue	1,466,584	171,258	1,637,842	1,006,335	108,930	1,115,265
Balances overdue by
<= 15 days	33,550	6,965	40,515	17,462	1,390	18,852
15 < 30 days	9,444	1,034	10,478	7,054	676	7,730
31 < 60 days	16,505	2,170	18,675	13,521	865	14,386
61 < 90 days	14,275	2,039	16,314	7,121	647	7,768
91 < 180 days	33,673	5,369	39,042	17,637	1,078	18,715
181 < 360 days	42,061	3,253	45,314	24,345	570	24,915
	149,508	20,830	170,338	87,140	5,226	92,366

Credit portfolio, gross	1,616,092	192,088	1,808,180	1,093,475	114,156	1,207,631
5.4.2.    Aging by maturity

	June 30, 2025			December 31, 2024
	Merchant portfolio	Credit card	Total	Merchant portfolio	Credit card	Total

Installments not overdue
<= 15 days	45,017	48,755	93,772	23,083	30,638	53,721
15 < 30 days	77,062	31,802	108,864	36,917	20,075	56,992
31 < 60 days	149,096	30,610	179,706	99,015	19,492	118,507
61 < 90 days	155,530	19,752	175,282	107,068	12,334	119,402
91 < 180 days	373,001	29,245	402,246	268,770	19,019	287,789
181 < 360 days	481,737	15,963	497,700	354,807	10,043	364,850
361 < 720 days	227,000	4	227,004	148,084	6	148,090
> 720 days	51,122	—	51,122	25,237	—	25,237
	1,559,565	176,131	1,735,696	1,062,981	111,607	1,174,588

Installments overdue by
<= 15 days	4,988	3,325	8,313	2,561	514	3,075
15 < 30 days	7,226	669	7,895	4,170	211	4,381
31 < 60 days	8,698	1,770	10,468	4,614	512	5,126
61 < 90 days	7,625	1,818	9,443	3,865	344	4,209
91 < 180 days	16,555	5,137	21,692	9,091	706	9,797
181 < 360 days	11,435	3,238	14,673	6,193	262	6,455
	56,527	15,957	72,484	30,494	2,549	33,043

Credit portfolio, gross	1,616,092	192,088	1,808,180	1,093,475	114,156	1,207,631

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
5.4.3.    Gross carrying amount
The Group calculates an expected credit loss allowance for its loans based on statistical models that consider both internal and external historical data, negative credit information and guarantees, including information that addresses the behavior of each debtor. The Group calculates its loans operations portfolio in three stages:
(i)Stage 1: corresponds to loans that do not present significant increase in credit risk since origination, and expected credit loss (“ECL") are determined considering probability of default events within 12 months window;
(ii)Stage 2: corresponds to loans that presented significant increase in credit risk subsequent to origination and ECL are estimated considering probability of default events within the life of the financial instrument;
The Group determines Stage 2 based on the following criteria:
(a)absolute criteria: financial asset overdue more than 30 days, or;
(b)relative criteria: in addition to the absolute criteria, the Group analyzes the evolution of the risk of each financial instrument on a monthly basis, comparing the current behavior score attributed to each client with that attributed at the time of recognition of the financial asset. Behavioral scoring considers credit behavior variables, such as default on other products and market data about the customer. When the credit risk increases significantly since origination, the Stage 1 operation is moved to Stage 2.
For Stage 2, a cure criterion is applied when the financial asset no longer meets the criteria for a significant increase in credit risk, as mentioned above, and the loan is moved to Stage 1.
(iii)Stage 3: corresponds to impaired loans.
The Group determines Stage 3 based on the following criteria:
(a)absolute criteria: financial asset overdue more than 90 days, or;
(b)relative criteria: indicators that the financial asset will not be paid in full without activating a guarantee or financial guarantee.
The indication that an obligation will not be paid in full includes the tolerance of financial instruments that imply the granting of advantages to the counterparty following the deterioration of the counterparty's credit quality.
The Group also assumes a cure criterion for Stage 3, with respect to the counterparty's repayment capacity, such as the percentage of total debt paid or the time limit to liquidate current debt obligations.
Management regularly seeks forward-looking perspectives for future market developments including macroeconomic scenarios as well as its portfolio risk profile. Management may adjust the ECL resulting from the models above in order to better reflect these forward-looking perspectives.
Reconciliation of gross portfolio of loans operations, segregated by stages:

Stage 1	December 31, 2024	Acquisition / (Settlement)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	June 30, 2025

Merchant portfolio	993,719	552,304	(152,600)	(15,693)	45,432	5,061	—	1,428,223
Credit card	103,301	77,060	(16,772)	(979)	10,721	371	—	173,702
	1,097,020	629,364	(169,372)	(16,672)	56,153	5,432	—	1,601,925

Stage 2	December 31, 2024	Acquisition / (Settlement)	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	June 30, 2025

Merchant portfolio	42,471	(3,990)	(45,432)	(62,729)	152,600	4,302	—	87,222
Credit card	8,709	1,589	(10,721)	(7,635)	16,772	179	—	8,893
	51,180	(2,401)	(56,153)	(70,364)	169,372	4,481	—	96,115

Stage 3	December 31, 2024	Acquisition / (Settlement)	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	June 30, 2025

Merchant portfolio	57,285	(1,440)	(5,061)	(4,302)	15,693	62,729	(24,257)	100,647
Credit card	2,146	(292)	(371)	(179)	979	7,635	(425)	9,493
	59,431	(1,732)	(5,432)	(4,481)	16,672	70,364	(24,682)	110,140

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)

Consolidated 3 stages	December 31, 2024	Acquisition / (Settlement)	Write-off	June 30, 2025

Merchant portfolio	1,093,475	546,874	(24,257)	1,616,092
Credit card	114,156	78,357	(425)	192,088
	1,207,631	625,231	(24,682)	1,808,180

Stage 1	December 31, 2023	Acquisition / (Settlement)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	June 30, 2024

Merchant portfolio	296,282	375,381	(63,956)	(3,915)	31,150	142	635,084
Credit card	3,131	27,002	(663)	(81)	345	10	29,744
	299,413	402,383	(64,619)	(3,996)	31,495	152	664,828

Stage 2	December 31, 2023	Acquisition / (Settlement)	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	June 30, 2024

Merchant portfolio	12,195	(3,377)	(31,150)	(18,647)	63,956	29	23,006
Credit card	—	48	(345)	(19)	663	—	347
	12,195	(3,329)	(31,495)	(18,666)	64,619	29	23,353

Stage 3	December 31, 2023	Acquisition / (Settlement)	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	June 30, 2024

Merchant portfolio	1,200	(108)	(142)	(29)	3,915	18,647	23,483
Credit card	—	28	(10)	—	81	19	118
	1,200	(80)	(152)	(29)	3,996	18,666	23,601

Consolidated 3 stages	December 31, 2023	Acquisition / (Settlement)	June 30, 2024

Working capital loan	309,677	371,896	681,573
Credit card	3,131	27,078	30,209
	312,808	398,974	711,782
5.4.4.    Allowance for expected credit losses of loans operations

Stage 1	December 31, 2024	(Acquisition) / Settlement	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	June 30, 2025

Merchant portfolio	(68,949)	(96,986)	73,400	9,344	(9,212)	(607)	—	(93,010)
Credit card	(7,805)	(13,139)	8,940	740	(1,961)	(107)	—	(13,332)
	(76,754)	(110,125)	82,340	10,084	(11,173)	(714)	—	(106,342)

Stage 2	December 31, 2024	(Acquisition) / Settlement	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	June 30, 2025

Merchant portfolio	(19,587)	(1,929)	9,212	43,844	(73,400)	(2,104)	—	(43,964)
Credit card	(3,870)	174	1,961	5,119	(8,940)	(95)	—	(5,651)
	(23,457)	(1,755)	11,173	48,963	(82,340)	(2,199)	—	(49,615)

Stage 3	December 31, 2024	(Acquisition) / Settlement	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	June 30, 2025

Merchant portfolio	(42,717)	(4,620)	607	2,104	(9,344)	(43,844)	24,257	(73,557)
Credit card	(1,584)	225	107	95	(740)	(5,119)	425	(6,591)
	(44,301)	(4,395)	714	2,199	(10,084)	(48,963)	24,682	(80,148)

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)

Consolidated 3 stages	December 31, 2024	(Acquisition) / Settlement	Write-off	June 30, 2025

Merchant portfolio	(131,253)	(103,535)	24,257	(210,531)
Credit card	(13,259)	(12,740)	425	(25,574)
	(144,512)	(116,275)	24,682	(236,105)

Stage 1	December 31, 2023	(Acquisition) / Settlement	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	June 30, 2024

Merchant portfolio	(57,576)	(61,236)	21,340	2,741	(3,604)	(14)	(98,349)
Credit card	(200)	(1,724)	303	60	(44)	—	(1,605)
	(57,776)	(62,960)	21,643	2,801	(3,648)	(14)	(99,954)

Stage 2	December 31, 2023	(Acquisition) / Settlement	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	June 30, 2024

Merchant portfolio	(3,445)	(209)	3,604	13,053	(21,340)	(8)	(8,345)
Credit card	—	76	44	17	(303)	—	(166)
	(3,445)	(133)	3,648	13,070	(21,643)	(8)	(8,511)

Stage 3	December 31, 2023	(Acquisition) / Settlement	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	June 30, 2024

Merchant portfolio	(840)	173	14	8	(2,741)	(13,053)	(16,439)
Credit card	—	(8)	—	—	(60)	(17)	(85)
	(840)	165	14	8	(2,801)	(13,070)	(16,524)

Consolidated 3 stages	December 31, 2023	(Acquisition) / Settlement	June 30, 2024

Merchant portfolio	(61,861)	(61,272)	(123,133)
Credit card	(200)	(1,656)	(1,856)
	(62,061)	(62,928)	(124,989)
5.5.    Financial assets from banking solutions
As required by Brazilian Central Bank (“BACEN”) regulation, client’s proceeds deposited in payment accounts (“Deposits from retail clients” - Note 5.6.1) must be fully collateralized by government securities, and/or deposits at BACEN (Electronic Money Correspondent Account - “CCME”).
As of June 30, 2025 the amount of financial assets from banking solutions was R$ 1,627,798 (December 31, 2024 - R$ 8,805,882), fully collateralized by CCME.
5.6.    Financial liabilities
5.6.1. Retail deposits

	June 30, 2025	December 31, 2024

Deposits from retail clients	1,487,380	8,274,868
Time deposits from retail clients (a) (b)	7,342,592	429,941
	8,829,972	8,704,809

(a)Since the first quarter of 2025, balances held in payment accounts are eligible to be automatically invested daily in Time Deposits issued by Stone Sociedade de Crédito, Financiamento e Investimento S.A. ("Stone SCFI"). In addition, Stone SCFI also started to issue time deposits held by multiple counterparties, further detailed in Note 5.6.2 (b).
(b)Deposit interest rates yield up to 100% of the CDI and are applied daily or monthly from the deposit date, following First In, First Out (“FIFO”) method.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
5.6.2. Changes in financial liabilities
The table below presents the movement of financial liabilities other than Retail deposits:

	December 31, 2024	Additions	Payment of principal	Payment of interest	Changes in exchange rates	Interest	June 30, 2025

Bonds	1,258,262	—	—	(26,439)	(152,344)	29,482	1,108,961
Debentures, financial bills and commercial papers (a)	4,079,266	652,725	—	(125,132)	—	306,179	4,913,038
Time deposits (b)	2,740,110	1,144,104	(1,130,817)	(48,265)	—	185,920	2,891,052
Obligations to open-end FIDC quota holders	418,324	33,320	(52,500)	(407)	—	26,360	425,097
Institutional deposits and marketable debt securities	8,495,962	1,830,149	(1,183,317)	(200,243)	(152,344)	547,941	9,338,148

Current	3,065,999						3,116,578
Non-current	5,429,963						6,221,570

	December 31, 2024	Additions	Disposals	Payment of principal	Payment of interest	Changes in exchange rates	Fair value adjustment	Interest	Transfer to liabilities associated with assets held for sale (Note 1.1.2)	June 30, 2025

Obligations to closed-end FIDC quota holders (c)	1,988,645	18,312	—	—	(143,869)	—	185,289	138,992	—	2,187,369
Bank borrowings and working capital facilities	2,164,330	1,936,280	—	(1,615,105)	(71,952)	(250,146)	(806)	76,635	—	2,239,236
Leases	247,004	43,040	(21,420)	(50,462)	(11,201)	(3,678)	—	11,201	(22,891)	191,593
Other debt instruments	4,399,979	1,997,632	(21,420)	(1,665,567)	(227,022)	(253,824)	184,483	226,828	(22,891)	4,618,198

Current	1,903,840									1,999,391
Non-current	2,496,139									2,618,807

(a)On June 19, 2024 the subsidiary Stone SCFI concluded its first issuance of financial bills. After this, Stone SCFI has started the issuance of private financial bills. The principal and interest of all issuances are mainly paid at the maturity indexed to CDI rate.
(b)In the second quarter of 2024, Stone SCFI started the issuance of Time deposits, representing the first issuance of interest bearing deposits following the authorization granted by BACEN to start operations earlier in 2024. The certificates are held by multiple counterparties and maturities up to December 2028. The principal and interest of this type of issuance are mainly paid at the maturity indexed to CDI rate.
(c)This note covers all closed-end FIDCs, including ACR I and TAPSO. FIDC ACR I issued quotas in exchange for a contribution of R$ 2,325,984 as of the first quarter of 2024. The contribution was made by a special purpose vehicle funded by a revolving facility in which United States International Development Finance Corporation (“DFC”) has invested US$ 467.5 million, funding the Group’s prepayment business through this FIDC. The special purpose vehicle entered into foreign currency derivatives with financial institutions to convert the receivable denominated in R$ it holds from FIDC ACR I into US$. The Company has to provide guarantees to the vehicles in the event of certain defined default events on the derivatives by such financial institutions. Considering the current risk rating of the institutions, the fair value of the guarantee is estimated to be immaterial. FIDC ACR I has a final maturity of seven years and pays a semi-annual coupon at a fixed rate of 12.75% in R$.

	December 31, 2023	Additions	Payment of principal	Payment of interest	Changes in exchange rates	Interest	June 30, 2024

Bonds	2,402,698	—	—	(53,299)	362,353	52,519	2,764,271
Debentures, financial bills and commercial papers	1,116,252	750,000	—	(62,075)	—	70,260	1,874,437
Time deposits	—	116,117	(4,599)	(38)	—	604	112,084
Obligations to open-end FIDC quota holders	452,128	105,564	(34,094)	(59)	—	27,587	551,126
Institutional deposits and marketable debt securities	3,971,078	971,681	(38,693)	(115,471)	362,353	150,970	5,301,918

Current	475,319						1,443,932
Non-current	3,495,759						3,857,986

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)

	December 31, 2023	Additions	Disposals	Payment of principal	Payment of interest	Changes in exchange rates	Fair value adjustment	Interest	June 30, 2024

Obligations to closed-end FIDC quota holders	53,103	2,325,984	—	—	—	—	(202,716)	99,762	2,276,133
Bank borrowings and working capital facilities	1,321,348	1,681,280	—	(1,570,264)	(75,797)	73,865	—	80,601	1,511,033
Leases	173,683	38,279	(5,560)	(28,182)	(5,730)	(658)	—	5,730	177,562
Other debt instruments	1,548,134	4,045,543	(5,560)	(1,598,446)	(81,527)	73,207	(202,716)	186,093	3,964,728

Current	1,404,678								1,594,018
Non-current	143,456								2,370,710
5.7.    Derivative financial instruments, net
The Group executes exchange-traded and Over-the-counter (“OTC”) derivatives instruments to hedge its foreign currency and interest rate exposure. All counterparties are previously approved for OTC transactions following the Counterparty Policy, and internal Committees monitor and control the counterparty risk associated with those transactions.

	June 30, 2025
	Notional amount	Asset (fair value)	Liabilities (fair value)	Net

Cash flow hedge
Cross-currency interest rate swap	3,935,179	—	(258,472)	(258,472)
Fair value hedge
Interest rate swap	3,099,958	988	(120,126)	(119,138)
Cross-currency interest rate swap	439,656	—	(6,329)	(6,329)
Economic hedge
NDF	440,466	12,443	(20,888)	(8,445)
Interest rate swap	12,066,900	11,919	(5,022)	6,897
M&A derivatives
Call options	—	1,205	—	1,205
	19,982,159	26,555	(410,837)	(384,282)

	December 31, 2024
	Notional amount	Asset (fair value)	Liabilities (fair value)	Net

Cash flow hedge
Cross-currency interest rate swap	3,994,559	214,169	—	214,169
Fair value hedge
Interest rate swap	2,837,758	5,373	(281,177)	(275,804)
Economic hedge
NDF	15,359	1,784	(9,578)	(7,794)
Interest rate swap	8,008,992	36,249	(1,015)	35,234
M&A derivatives
Call options	—	2,613	—	2,613
	14,856,668	260,188	(291,770)	(31,582)

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
5.7.1. Economic hedge
The Group engages in certain hedging transactions to mitigate specific financial risks, such as fluctuations in foreign currencies and interest rates. Some of these transactions are not formally designated for hedge accounting.
Although these derivatives are used to manage economic risks, changes in their fair value are recognized directly in profit or loss for the period without the application of the specific accounting treatments of hedge accounting. This means that the gains and losses generated by these instruments are fully accounted for in profit or loss as they occur, reflecting changes in the fair value of the derivatives.
The decision not to apply hedge accounting to these transactions may be due to considerations such as the administrative cost of the formal documentation required by hedge accounting standards, the nature of the instruments, or the desired operational flexibility. Nevertheless, the Group continues monitoring these instruments to ensure their use aligns with the overall risk management strategy.
5.7.2. Hedge accounting
5.7.2.1. Cash flow hedge
The Group enters into derivative financial instruments to hedge exposures to foreign exchange and interest rate risks.
The Group applies cash flow hedge accounting when the hedging relationship meets the requirements outlined in the applicable accounting standards, including the provision of appropriate documentation at inception and the expectation that the hedge will be highly effective in offsetting changes in cash flows attributable to the hedged risk throughout the life of the hedge.
The Group continuously assesses whether the hedging relationship continues to meet the effectiveness requirements.
Changes in the fair value of the hedging instrument are recognized in other comprehensive income (and deferred in equity), to the extent the hedge is effective. Any ineffectiveness in a hedge is recognized immediately in profit or loss. Amounts deferred in equity are reclassified to profit or loss when the hedged item affects profit or loss (e.g., through the accrual of interest or the remeasurement of the hedged item at spot rate on the reporting date).
5.7.2.2. Fair value hedge
The Group applies fair value hedge accounting to protect against changes in the fair value of assets or liabilities arising from exposure to specific risks, such as changes in foreign exchange rates or interest rates. In accordance with IFRS, changes in the fair value of the hedging instrument and the hedged item attributable to the designated hedged risk are recognized directly in profit or loss for the period. This allows gains or losses on the hedging instrument to offset, in whole or in part, the losses or gains on the hedged item.
For a fair value hedge to be accounted as a hedge accounting, the hedging relationship must meet specific criteria, such as formal documentation of the hedging objective and evidence that the hedge is highly effective in offsetting changes in the hedged item's fair value over time.
The Company conducts regular effectiveness tests to ensure the hedging relationship remains effective. Any hedge ineffectiveness is immediately recognized in profit or loss for the period.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
5.7.3. Breakdown by maturity
The table below shows the breakdown by maturity of the notional amounts and fair values:

	June 30, 2025
	Less than 3 months	3 to 12 months	More than 12 months	Total
Notional
Cross-currency interest rate swap	439,656	1,451,408	2,483,771	4,374,835
Interest rate swap	6,355,900	6,361,700	2,449,258	15,166,858
NDF	397,360	43,106	—	440,466
	7,192,916	7,856,214	4,933,029	19,982,159

Asset (fair value)
Interest rate swap	8,295	4,529	83	12,907
NDF	12,443	—	—	12,443
Liability (fair value)
Cross-currency interest rate swap	(6,333)	(205,228)	(53,240)	(264,801)
Interest rate swap	(2,165)	(3,786)	(119,197)	(125,148)
NDF	(15,725)	(5,163)		(20,888)
	(3,485)	(209,648)	(172,354)	(385,487)

	December 31, 2024
	Less than 3 months	3 to 12 months	More than 12 months	Total
Notional
Cross-currency interest rate swap	—	1,510,788	2,483,771	3,994,559
NDF	15,359	—	—	15,359
Interest rate swap	2,129,636	6,127,456	2,589,658	10,846,750
	2,144,995	7,638,244	5,073,429	14,856,668

Asset (fair value)
NDF	1,784	—	—	1,784
Cross-currency interest rate swap	—	115,368	98,801	214,169
Interest rate swap	8,037	29,012	4,573	41,622
Liability (fair value)
Interest rate swap	—	(1,015)	(281,177)	(282,192)
NDF	(9,578)	—	—	(9,578)
	243	143,365	(177,803)	(34,195)
5.8.    Financial risk management
The Group’s activities expose it to market, liquidity and credit risks.
The Group’s financial risk management is carried out by the Risk Management Area.
The Board of Directors has approved policies, and limits for its financial risk management. The Group uses financial derivatives only to mitigate market risk exposures. The Group’s policy is not to engage in derivatives for speculative purposes. Different levels of managerial approval are required for entering into financial instruments depending on its nature and the type of risk associated.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
5.9.    Financial instruments by category
5.9.1.    Financial assets by category

	Amortized cost	FVPL	FVOCI	Total

June 30, 2025
Short and Long-term investments	—	255,620	—	255,620
Financial assets from banking solutions	1,627,798	—	—	1,627,798
Accounts receivable from card issuers	9,940	—	35,989,297	35,999,237
Trade accounts receivable	253,516	—	—	253,516
Credit portfolio(a)	1,573,029	—	—	1,573,029
Derivative financial instruments(b)	—	26,555	—	26,555
Receivables from related parties	524	—	—	524
Other assets	105,421	—	—	105,421
	3,570,228	282,175	35,989,297	39,841,700

December 31, 2024
Short and Long-term investments	—	550,503	—	550,503
Financial assets from banking solutions	8,805,882	—	—	8,805,882
Accounts receivable from card issuers	9,492	—	29,338,573	29,348,065
Trade accounts receivable	416,103	—	—	416,103
Credit portfolio	1,063,119	—	—	1,063,119
Derivative financial instruments(b)	—	260,188	—	260,188
Receivables from related parties	613	—	—	613
Other assets	106,961	—	—	106,961
	10,402,170	810,691	29,338,573	40,551,434

(a)Part of the credit portfolio on the amount as of June 30, 2025 R$ 818,500 (December 31, 2024 R$-) was designated as the hedged item in a fair value hedge. Therefore, the carrying amount includes the change in fair value of the hedged portfolio attributed to changes in the designated hedged risk.
(b)Derivative financial instruments as of June 30, 2025 of R$ — (December 31, 2024 – R$ 214,169) were designated as cash flow hedging instruments, and therefore the effective portion of the hedge is accounted for in OCI.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
5.9.2.    Financial liabilities by category

	Amortized cost	FVPL	Total

June 30, 2025
Retail deposits	8,829,972	—	8,829,972
Accounts payable to clients	16,808,267	—	16,808,267
Trade accounts payable	685,144	—	685,144
Institutional deposits and marketable debt securities	9,338,148	—	9,338,148
Other debt instruments	1,994,542	2,623,656	4,618,198
Derivative financial instruments(a)	—	410,837	410,837
Other liabilities	245,139	211,626	456,765
	37,901,212	3,246,119	41,147,331

December 31, 2024
Retail deposits	8,704,809	—	8,704,809
Accounts payable to clients	17,807,394	—	17,807,394
Trade accounts payable	672,184	—	672,184
Institutional deposits and marketable debt securities	8,495,962	—	8,495,962
Other debt instruments	2,411,334	1,988,645	4,399,979
Derivative financial instruments(a)	—	291,770	291,770
Other liabilities	316,700	201,195	517,895
	38,408,383	2,481,610	40,889,993

(a)Derivative financial instruments as of June 30, 2025 of R$ 258,472 (December 31, 2024 – R$ —) were designated as cash flow hedging instruments, and therefore the effective portion of the hedge is accounted for in OCI.
5.10.    Fair value measurement
5.10.1.    Assets and liabilities by fair value hierarchy
The following table shows an analysis of financial instruments measured at fair value by level of the fair value hierarchy:

	June 30, 2025		December 31, 2024
	Fair value	Hierarchy level	Fair value	Hierarchy level

Assets measured at fair value
Short and Long-term investments(a) (b)	255,620	I /II	550,503	I /II
Accounts receivable from card issuers(c)	35,989,297	II	29,338,573	II
Derivative financial instruments(d)	26,555	II	260,188	II
	36,271,472		30,149,264

Liabilities measured at fair value
Other debt instruments(e)	2,623,656	II	1,988,645	II
Derivative financial instruments(d)	410,837	II	291,770	II
Other liabilities(f) (g)	211,626	III	201,195	III
	3,246,119		2,481,610

(a)Listed securities are classified as Level I and unlisted securities classified as Level II, determining fair value using valuation techniques, which employ the use of market observable inputs.
(b)Sovereign bonds are priced using quotations from Anbima public pricing method.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
(c)For accounts receivable from card issuers measured at FVOCI, fair value is estimated by discounting future cash flows using market rates for similar items.
(d)The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Derivative financial instruments are valued using valuation techniques, which employ the use of observable market inputs.
(e)For Other debt instruments, fair value is estimated by discounting future cash flows using contract rates for funding items and using market value of senior quotas liabilities.
(f)These are contingent considerations included in Other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formulas explicit in the contracts with selling shareholders. The significant unobservable inputs used in the fair value measurement of contingent consideration categorized as Level III of the fair value hierarchy are based on projections of revenue, net debt, number of clients, net margin and the discount rates used to evaluate the liability.
(g)The Group issued put options for Reclame Aqui’s non-controlling interests, in the 2022 business combination. For the non-controlling shareholder amounts the Group has elected as an accounting policy that the put options derecognized the non-controlling interests at each reporting date as if it was acquired at that date and recognize a financial liability at the present value of the amount payable on exercise of the non-controlling interests put option. The difference between the financial liability and the non-controlling interests derecognized at each period is recognized as an equity transaction. The amount of R$ 160,604 was recorded in the consolidated statement of financial position as of June 30, 2025 as a financial liability under Other liabilities (December 31, 2024 - R$ 178,721).
In the six month period ended June 30, 2025 and 2024, there were no transfers between level I and level II and between level II and level III fair value measurements.
5.10.2.    Fair value of financial instruments not measured at fair value
The table below presents a comparison by class between book value and fair value of the financial instruments of the Group, other than those with carrying amounts that are reasonable approximations of fair values:

	June 30, 2025		December 31, 2024
	Book value	Fair value	Book value	Fair value

Financial assets
Credit portfolio	1,573,029	1,574,432	1,063,119	1,063,362
	1,573,029	1,574,432	1,063,119	1,063,362

Financial liabilities
Accounts payable to clients	16,808,267	15,387,326	17,807,394	16,857,591
Institutional deposits and marketable debt securities	9,338,148	9,278,906	8,495,962	8,380,224
	26,146,415	24,666,232	26,303,356	25,237,815

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
6.    Other assets

	June 30, 2025	December 31, 2024

Financial assets
Receivables from the sale of associates and subsidiaries (a)	49,554	55,469
Suppliers advances	38,816	27,167
Security deposits	14,267	14,032
Other financial assets	2,784	10,293
	105,421	106,961

Non-financial assets
Prepaid expenses (b)	150,415	134,210
Customer deferred acquisition costs	209,010	227,799
Salary advances	59,090	18,650
Convertible loans	14,079	17,715
Judicial deposits	13,639	13,317
Other non-financial assets	7,570	10,762
	453,803	422,453

	559,224	529,414

Current	403,877	370,255
Non-current	155,347	159,159

(a)Refers to balances receivable from buyers for the sale of the equity interest of Pinpag and Everydata Group Ltd. (“StoneCo CI”) and its subsidiaries (namely, the Creditinfo Caribbean companies).
(b)Prepaid expenses include, among others, software licenses, marketing expenses, and other services and taxes such as property taxes, insurance, and consulting fees. The amount recognized as an asset on the balance sheet is expensed to the income statement as the prepaid services are consumed by the Group. As of June 30, 2025, the balance was mainly composed of: Software licenses: R$ 83,817 (December 31, 2024 - R$ 110,116), Media expenses: R$ 51,869 (December 31, 2024 - R$ 1,524) and other prepaid expenses: R$ 14,729 (December 31, 2024 – R$ 22,569)
7.    Recoverable taxes

	June 30, 2025	December 31, 2024

Withholding income tax on financial income(a)	403,075	335,762
Income tax and social contribution	12,859	19,430
Contributions over revenue(b)	4,026	2,936
Other withholding income tax	733	4,138
Other taxes	903	10,166
	421,596	372,432

(a)Refers to income taxes withheld on financial income which will be offset against future income tax payable.
(b)Refers to income taxes, social contributions, and withholding tax prepayments that have been offset against income tax payable.
8.    Income taxes
The Company is headquartered in the Cayman Islands and there is no income tax in that jurisdiction. Some of the income earned by the Company is related to transactions abroad which are subject to a 15% rate of withholding tax.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
8.1. Reconciliation of income tax expense
Considering the fact that the Company is an entity located in the Cayman Islands which has no income tax, for the purpose of the following reconciliation of income tax expense to profit (loss) for the periods ended June 30, 2025 and 2024, as Brazil is the jurisdiction in which most of the Group’s transactions takes place, the combined Brazilian statutory income tax rates at 34% was applied.
In Brazil such combined rate is applied, in general, to all entities and comprises the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Income (“CSLL”) on the taxable income of each Brazilian legal entity (not on a consolidated basis).

	Six months ended June 30,		Three months ended June 30,
	2025	2024	2025	2024
		(Recasted)		(Recasted)

Profit before income taxes from continuing operations	1,319,336	1,092,433	691,299	641,002
Brazilian statutory rate	34%	34%	34%	34%
Tax income (expense) at the statutory rate	(448,574)	(371,427)	(235,042)	(217,941)

Tax effect of income (expense) that are not taxable (deductible) for tax purposes:
Profit from entities subject to different tax rates	120,674	125,219	61,984	56,717
Research and development tax benefits ("Lei do Bem") (a)	58,629	7,739	36,012	117
Recognition of deferred income tax unrecognized in previous periods	34,019	18,577	26,606	18,000
Use of previously unrecognized tax losses	137	225	31	(47)
Equity pickup on associates	(184)	(38)	(61)	(144)
Unrecognized deferred income tax in the period	(445)	(26,368)	490	(2,614)
Other permanent differences	11,453	(352)	3,518	2,233
Other tax incentives	3,800	2,789	2,330	2,018
	(220,491)	(243,636)	(104,132)	(141,661)
Effective tax rate	16.7%	22.3%	15.1%	22.1%

Current income tax and social contribution	(298,672)	(239,599)	(175,308)	(138,956)
Deferred income tax and social contribution	78,181	(4,037)	71,176	(2,705)
	(220,491)	(243,636)	(104,132)	(141,661)

(a)Out of the R$ 58,629, R$ 39,369 are regarding 2024 and the remaining from 2025.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
8.2.    Deferred income taxes by nature

	December 31, 2024	Recognized against other comprehensive income	Recognized against profit or loss	Transfer to assets held for sale (Note 1.1.2)	June 30, 2025

Financial assets at FVOCI	219,817	90,174	—	—	309,991
Losses available for offsetting against future taxable income	302,921	—	33,581	(72,296)	264,206
Other temporary differences	384,941	(9,227)	44,236	(41,044)	378,906
Tax deductible goodwill	5,010	—	(5,010)	—	—
Share-based compensation	160,248	—	7,647	—	167,895
Contingencies arising from business combinations	40,192	—	2,587	(30,631)	12,148
Technological innovation benefit	(4,128)	—	418	—	(3,710)
Temporary differences under FIDC	(279,305)	—	(17,076)	—	(296,381)
Intangible assets and property and equipment arising from business combinations	(638,728)	—	17,803	586,016	(34,909)
Deferred tax, net	190,968	80,947	84,186	442,045	798,146

	December 31, 2023	Recognized against other comprehensive income	Recognized against profit or loss	June 30, 2024

Financial assets at FVOCI	179,944	30,364	—	210,308
Losses available for offsetting against future taxable income	343,313	—	40,109	383,422
Other temporary differences	302,551	—	(18,437)	284,114
Tax deductible goodwill	42,625	—	(29,365)	13,260
Share-based compensation	123,221	—	49,817	173,038
Contingencies arising from business combinations	36,320	—	1,858	38,178
Technological innovation benefit	(9,038)	—	(40,284)	(49,322)
Temporary differences under FIDC	(224,733)	—	(27,609)	(252,342)
Intangible assets and property and equipment arising from business combinations	(676,215)	—	17,332	(658,883)
Deferred tax, net	117,988	30,364	(6,579)	141,773
8.3.    Unrecognized deferred taxes
The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of R$ 114,092 (December 31, 2024 – R$ 147,735) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
9.    Property and equipment
9.1.    Changes in Property and equipment

	December 31, 2024	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination (Note 21.1.1)	Transfer to assets held for sale (Note 1.1.2)	June 30, 2025

Cost
Pin Pads & POS	2,933,852	400,086	(68,111)	—	—	—	—	(3,009)	3,262,818
IT equipment	300,786	15,918	(239)	207	(75)	(50)	194	(112,385)	204,356
Facilities	103,227	5,581	(518)	50	—	(2)	73	(70,670)	37,741
Machinery and equipment	23,452	2,903	(87)	—	—	(120)	—	(10,424)	15,724
Furniture and fixtures	26,378	1,252	(71)	814	—	(8)	231	(8,389)	20,207
Vehicles and airplane	27,479	189	(26,542)	—	(187)	99	—	(333)	705
Construction in progress	29,687	1,439	772	(1,071)	—	134	2	—	30,963
Right-of-use assets - equipment	4,683	—	(57)	—	—	—	—	—	4,626
Right-of-use assets - vehicles	21,073	18,618	(1,739)	—	—	77	—	—	38,029
Right-of-use assets - offices	243,423	24,408	(29,989)	—	—	(354)	—	(59,563)	177,925
	3,714,040	470,394	(126,581)	—	(262)	(224)	500	(264,773)	3,793,094
Depreciation
Pin Pads & POS	(1,510,032)	(296,740)	55,806	—	—	—	—	3,287	(1,747,679)
IT equipment	(199,531)	(25,823)	164	—	38	(203)	(154)	87,367	(138,142)
Facilities	(43,638)	(9,234)	230	—	2	2	(37)	50,271	(2,404)
Machinery and equipment	(20,702)	(3,923)	84	—	38	1,398	(2)	9,151	(13,956)
Furniture and fixtures	(9,171)	(1,421)	6	—	12	(91)	(102)	5,751	(5,016)
Vehicles and airplane	(8,540)	(1,332)	9,188	—	—	(16)	—	467	(233)
Right-of-use assets - equipment	(1,006)	(2)	57	—	—	—	—	—	(951)
Right-of-use assets - vehicles	(9,757)	(5,830)	1,709	—	—	—	—	—	(13,878)
Right-of-use assets - offices	(77,666)	(21,816)	11,840	—	88	15	—	40,053	(47,486)
	(1,880,043)	(366,121)	79,084	—	178	1,105	(295)	196,347	(1,969,745)

Property and equipment, net	1,833,997	104,273	(47,497)	—	(84)	881	205	(68,426)	1,823,349

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)

	December 31, 2023	Additions	Disposals	Transfers	Effects of changes in foreign exchange rates	Business combination	June 30, 2024

Cost
Pin Pads & POS	2,359,314	343,620	(88,448)	—	—	—	2,614,486
IT equipment	295,330	19,335	(28,912)	—	68	423	286,244
Facilities	77,594	845	(173)	288	2	—	78,556
Machinery and equipment	23,950	1,642	(939)	—	(7)	—	24,646
Furniture and fixtures	22,684	345	(285)	—	15	15	22,774
Vehicles and airplane	27,175	46	(35)	—	8	—	27,194
Construction in progress	30,962	3,934	(5,173)	(288)	—	—	29,435
Right-of-use assets - equipment	4,880	—	(197)	—	—	—	4,683
Right-of-use assets - vehicles	31,976	20,519	(11,976)	—	—	—	40,519
Right-of-use assets - offices	179,154	16,971	(11,688)	—	164	—	184,601
	3,053,019	407,257	(147,826)	—	250	438	3,313,138
Depreciation
Pin Pads & POS	(1,065,406)	(258,092)	85,752	—	—	—	(1,237,746)
IT equipment	(172,517)	(25,786)	21,933	—	(167)	—	(176,537)
Facilities	(30,507)	(7,001)	107	—	542	—	(36,859)
Machinery and equipment	(20,039)	(3,980)	846	—	1,144	—	(22,029)
Furniture and fixtures	(6,798)	(1,193)	194	—	(21)	—	(7,818)
Vehicles and airplane	(5,468)	(1,536)	35	—	(11)	—	(6,980)
Right-of-use assets - equipment	(1,150)	(39)	197	—	—	—	(992)
Right-of-use assets - Vehicles	(23,302)	(7,866)	7,168	—	—	—	(24,000)
Right-of-use assets - Offices	(65,935)	(17,303)	11,215	—	50	—	(71,973)
	(1,391,122)	(322,796)	127,447	—	1,537	—	(1,584,934)

Property and equipment, net	1,661,897	84,461	(20,379)	—	1,787	438	1,728,204
9.2.    Depreciation and amortization charges
Depreciation and amortization expense has been charged in the following line items of the consolidated statement of profit or loss:

	Six months ended June 30,		Three months ended June 30,
	2025	2024	2025	2024
		(Recasted)		(Recasted)

Cost of services	369,911	314,671	191,449	161,538
Administrative expenses	51,633	42,449	26,088	20,589
Selling expenses	17,605	17,235	9,412	9,375
Depreciation and amortization from continued operations	439,149	374,355	226,949	191,502
Depreciation and Amortization from discontinued operations	90,138	67,204	43,939	32,722
Depreciation and Amortization charges	529,287	441,559	270,888	224,224

Depreciation charge	366,121	322,798	186,692	165,985
Amortization charge	163,166	118,761	84,196	58,239
Depreciation and Amortization charges	529,287	441,559	270,888	224,224

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
10.    Intangible assets
10.1.    Changes in Intangible assets

	December 31, 2024	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination (Note 21.1.1)	Transfer to assets held for sale (Note 1.1.2)	June 30, 2025

Cost
Goodwill - acquisition of subsidiaries	2,078,115	—	—	—	—	(726)	8,342	(1,411,097)	674,634
Customer relationships	1,795,256	—	—	(5,343)	—	—	—	(1,616,945)	172,968
Trademarks and patents	541,237	—	—	—	—	—	—	(221,437)	319,800
Software	1,419,762	67,469	(355)	179,918	142	(574)	2,334	(750,079)	918,617
Non-compete agreement	26,024	—	—	—	—	—	—	(26,024)	—
Software in progress	505,014	145,102	(1,654)	(174,575)	—	—	—	(18,030)	455,857
Service and operating rights	—	16,418	—	—	—	—	—	—	16,418
Right-of-use assets - Software	82,829	1	(351)	—	—	—	—	—	82,479
	6,448,237	228,990	(2,360)	—	142	(1,300)	10,676	(4,043,612)	2,640,773
Amortization
Customer relationships	(403,324)	(31,964)	1,210	6,539	—	(1,125)	—	289,922	(138,742)
Trademarks and patents	(26,270)	(4,700)	—	—	—	7	—	3,521	(27,442)
Software	(510,936)	(111,242)	864	(6,539)	—	(570)	—	110,174	(518,249)
Non-compete agreement	(17,706)	(2,436)	—	—	—	—	—	20,142	—
Right-of-use assets - Software	(31,899)	(12,824)	197	—	—	547	—	—	(43,979)
	(990,135)	(163,166)	2,271	—	—	(1,141)	—	423,759	(728,412)

Intangible assets net	5,458,102	65,824	(89)	—	142	(2,441)	10,676	(3,619,853)	1,912,361

	December 31, 2023	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination	June 30, 2024

Cost
Goodwill - acquisition of subsidiaries	5,634,903	—	(44,535)	—	—	53	47,441	5,637,862
Customer relationships	1,793,696	2,070	(14,062)	—	—	—	—	1,781,704
Trademarks and patents	550,999	2,065	(11,841)	—	—	—	—	541,223
Software	1,334,698	77,665	(30,810)	47,412	—	2,150	—	1,431,115
Non-compete agreement	26,024	—	—	—	—	—	—	26,024
Operating license	5,674	—	—	—	—	—	—	5,674
Software in progress	274,608	169,658	(10,006)	(47,072)	—	—	—	387,188
Right-of-use assets - Software	50,558	789	—	—	—	(2)	—	51,345
	9,671,160	252,247	(111,254)	340	—	2,201	47,441	9,862,135
Amortization
Customer relationships	(343,981)	(28,942)	11,472	—	—	—	—	(361,451)
Trademarks and patents	(20,219)	(572)	3,559	—	—	—	—	(17,232)
Software	(474,163)	(79,376)	23,840	(340)	(414)	(260)	—	(530,713)
Non-compete agreement	(12,834)	(2,436)	—	—	—	—	—	(15,270)
Operating license	(5,673)	—	—	—	—	—	—	(5,673)
Right-of-use assets - Software	(19,371)	(7,437)	—	—	—	—	—	(26,808)
	(876,241)	(118,763)	38,871	(340)	(414)	(260)	—	(957,147)

Intangible assets net	8,794,919	133,484	(72,383)	—	(414)	1,941	47,441	8,904,988

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
11.    Transactions with related parties
Related parties comprise the Group’s parent companies, key management personnel and any businesses which are controlled, directly or indirectly by the founders, officers and directors or over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.
The following transactions were carried out with associates related parties:

	Six months ended June 30,		Three months ended June 30,
	2025	2024	2025	2024

Sales of services
Associates (legal and administrative services)(a)	1	18	—	7
	1	18	—	7

Purchases of goods and services
Associates (transaction services)(b)	(1,157)	(1,136)	(609)	(766)
	(1,157)	(1,136)	(609)	(766)

(a)Related to services provided to Dental Office and APP in 2025, as well as Trinks Serviços de Internet S.A. (“Trinks”), APP and Tablet Cloud in 2024.
(b)Mainly related to expenses paid to App in 2025, Tablet Cloud, Agilize, and RH Software in 2025 and 2024, as well as to Trinks and Neomode in 2024, for consulting services, marketing expenses, sales commissions, and software licenses associated with new customer acquisition.
Services provided to related parties include servicing the financial assets, legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.
11.1.    Balances
The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	June 30, 2025	December 31, 2024

Loans to associate	524	613
	524	613
As of June 30, 2025, there is no allowance for expected credit losses on related parties receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.
12.    Provision for contingencies
The Group’s companies are party to labor, civil and tax litigation in progress mainly in Brazil, which are being addressed at the administrative and judicial levels. For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.
12.1.    Probable losses, provided for in the statement of financial position
The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors and based on the actual status of the lawsuit. The amount, nature and the movement of the liabilities are summarized as follows:

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)

	Civil	Labor	Tax	Total

Balance as of December 31, 2024	44,462	71,492	121,452	237,406
Additions	29,983	37,516	9,768	77,267
Reversals	(4,044)	(11,278)	—	(15,322)
Interests	3,323	3,557	12,116	18,996
Payments	(27,653)	(14,932)	(48)	(42,633)
Transfer to liabilities associated with assets held for sale (Note 1.1.2)	—	—	(89,609)	(89,609)
Balance as of June 30, 2025	46,071	86,355	53,679	186,105

	Civil	Labor	Tax	Total

Balance as of December 31, 2023	35,862	39,705	133,299	208,866
Additions	34,639	34,232	2	68,873
Reversals	(16,494)	(12,361)	—	(28,855)
Interests	2,120	4,780	7,005	13,905
Payments	(13,980)	(5,623)	(9,985)	(29,588)
Balance as of June 30, 2024	42,147	60,733	130,321	233,201
12.1.1.    Civil lawsuits
In general, provisions and contingencies arise from claims related to lawsuits of a similar nature, with individual amounts that are not considered significant. The nature of the civil litigations is categorized according to the primary business of the Group. Substantial provisions are summarized in two business domains, namely (i) acquiring, totaling R$ 26,170 as of June 30, 2025 (December 31, 2024- R$ 24,486) and (ii) banking, totaling R$ 15,737 as of June 30, 2025 (December 31, 2024 - R$ 16,027).
12.1.2.    Labor claims
In the context of Labor Courts, the Group encounters recurrent lawsuits, primarily falling in two categories: (i) labor claims by former employees and (ii) labor claims brought forth by former employees of outsourced companies contracted by the Group. These claims commonly center around issues such as the claimant’s placement in a different trade union and payment of overtime. The initial value of these lawsuits is asserted by the former employees at the commencement of the legal proceeding.
12.2.    Possible losses, not provided for in the statement of financial position
The Group is party to the following civil, labor and tax litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision for estimated possible losses was recognized:

	June 30, 2025	December 31, 2024

Civil	54,417	64,104
Labor	3,093	2,227
Tax	313,145	95,882
	370,655	162,213

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
12.2.1.    Civil lawsuits
The Group is a party to several legal actions whose subjects are connected to its ordinary operations. In this regard, civil lawsuits have been categorized according to the Group’s primary business fronts, mainly: (i) software, amounting to R$ 30,093 as of June 30, 2025 (December 31, 2024 - R$ 29,076); and (ii) acquiring, amounting to R$ 10,353 as of June 30, 2025 (December 31, 2024 - R$ 22,099).
For the software product line, there is significant indemnity lawsuit filed by an indirect supplier, for the utilization of a specific software provided by the partner, amounting to R$ 27,732 as of June 30, 2025 (December 31, 2024 - R$ 26,835).
The Group is also involved in a securities class action related to its former credit product. The parties involved have begun in the quarter to be actively engaged in discussions to reach a mutually agreeable solution. However, due to inherent uncertainties regarding the progression of these discussions and a potential agreement, the Group cannot yet reasonably quantify or estimate the potential damages.
12.2.2.    Labor claims
The Group frequently receives lawsuits through the labor courts, primarily for two categories: (i) labor claims by former employees and (ii) labor claims by former employees of outsourced companies contracted by the Group (as a secondary obligor). These claims typically revolve around matters such as the claimant’s placement in a different trade union and payment of overtime. An initial value of these lawsuits is claimed by the former employees at the beginning of the proceeding. The actual amounts of possible contingencies when disbursed correspond to a fraction of the amount initially requested by the claimants – this lower fraction is calculated based on the Group’s track record of losses, considering similar cases. As the lawsuits progress, the reported risk amount may change, particularly following new court decisions.
12.2.3 Tax litigations
Between 2022 and 2025, the Group received tax assessments issued by a municipal tax authority relating to the allegedly insufficient payment of tax on services rendered. Considering a new tax assessment issued in 2025, as of June 30, 2025, the updated amount is R$ 249,816 (December 31, 2024 - R$ 41,579). The cases are classified as possible loss.
12.3.    Judicial deposits
For certain contingencies, the Group has made judicial escrow deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.
The amount of the judicial deposits as of June 30, 2025 is R$ 13,639 (December 31, 2024 - R$ 13,317), which are included in Other assets in non-current assets.
13.    Equity
13.1    Issued capital
On June 30, 2025 and December 31, 2024, the Company’s issued capital totaled R$ 76 thousand. The Company has an authorized share capital of US Dollar 50 thousand, corresponding to 630,000,000 authorized shares with a par value of US Dollar 0.000079365 each. The Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
13.2.    Subscribed and paid-in capital and capital reserve
The Articles of Association provide that at any time when there are Class A common shares issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.
The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Islands Law, the balance in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Islands Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.
There were no changes in the number of shares during the six months ended June 30, 2025:

	Number of shares
	Class A	Class B	Total

As of December 31, 2024 and June 30, 2025	297,322,430	16,925,090	314,247,520
13.3.    Treasury shares
Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.
During six months ended June 30, 2025 repurchases of outstanding Class A common shares were executed upon the programs approved by the Board detailed below:

Date of program approved by the Board of Directors	Maximum amount of repurchase approved	Amounts actually repurchased under the program	Status of the program as of June 30, 2025

November-24	2,000,000	1,662,291	Program terminated by Board decision
May-25	2,000,000	187,323	Program in progress
The main transactions involving treasury shares during the calendar year ended on December 31, 2024 were: (i) repurchase of 24,090,491 Class A shares in the amount of R$ 1,587,332; (ii) delivery of 1,017,725 shares due to the vesting of RSUs awards; (iii) delivery of 132,606 shares to Linx founding shareholders, by the non-compete agreement signed; (iv) delivery of 16,639 shares to the founders of Trampolin Pagamentos S.A. (incorporated by Pagar.me) as a form of payment.
During the six months ended June 30, 2025, the changes in treasury shares correspond to (i) delivery of 2,234,636 shares due to vesting of RSUs awards; (ii) delivery of 132,606 shares to Linx founding shareholders, by the non-compete agreement signed; (iii) repurchase of 20,855,405 Class A shares in the amount of R$ 1,241,275.
As of June 30, 2025 the Company holds 46,723,105 Class A common shares in treasury (December 31, 2024 - 28,234,941).

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
13.4. Other comprehensive income (loss)
Other comprehensive income (loss) ("OCI") represents the profit or loss not reported in the statement of profit and loss being separately presented in the financial statements. This includes Company transactions and operations that are not considered realized gains or losses. The table presents the accumulated balance of each category of OCI as of June 30, 2025 and December 31, 2024:

	June 30, 2025	December 31, 2024

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):
Accounts receivable from card issuers at fair value	(600,858)	(425,813)
Exchange differences on translation of foreign operations	1,371	(38,910)
Unrealized loss on cash flow hedge	(112,991)	(125,532)
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Changes in fair value of equity instruments designated at fair value	291,623	291,623
Effects of hyperinflationary accounting	—	11,584
	(420,855)	(287,048)
14.    Earnings per share
Basic earnings per share is calculated by dividing net income for the period attributed to the controlling shareholders by the weighted average number of common shares outstanding during the period.
Diluted earnings per share considers the number of shares outstanding for the purposes of basic earnings plus (when dilutive) the number of potentially issuable shares.
All numbers of shares for the purpose of earnings per share are the weighted average during each period presented.
14.1.    Numerator of earnings per share
In determining the numerator of basic and diluted EPS, earnings attributable to the Group is allocated as follows:

	Six months ended June 30,		Three months ended June 30,
	2025	2024 (Recasted)	2025	2024 (Recasted)

Net income attributable to controlling shareholders from continuing operations	1,094,773	847,834	583,927	498,388
Numerator of basic and diluted EPS from continuing operations	1,094,773	847,834	583,927	498,388

	Six months ended June 30,		Three months ended June 30,
	2025	2024 (Recasted)	2025	2024 (Recasted)

Net income attributable to controlling shareholders from discontinued operations	18,194	21,261	14,582	(2,274)
Numerator of basic EPS and diluted from discontinued operations	18,194	21,261	14,582	(2,274)

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
14.2.    Basic and Diluted earnings per share
The following table contains the EPS of the Group for the three months ended June 30, 2025 and 2024 (in thousands except share and per share amounts):

	Six months ended June 30,		Three months ended June 30,
	2025	2024 (Recasted)	2025	2024 (Recasted)
Numerator of basic EPS from continuing operations	1,094,773	847,834	583,927	498,388
Numerator of basic EPS from discontinued operations	18,194	21,261	14,582	(2,274)

Weighted average number of outstanding shares	274,212,007	308,241,316	268,925,204	307,483,544
Weighted average number of contingently issuable shares with conditions satisfied	285,196	345,352	306,058	345,352
Denominator of basic EPS from continuing and discontinued operations	274,497,203	308,586,668	269,231,262	307,828,896

Basic earnings per share from continuing operations - R$	3.99	2.75	2.17	1.62
Basic earnings per share from discontinued operations - R$	0.07	0.07	0.05	(0.01)

Numerator of diluted EPS from continuing operations	1,094,773	847,834	583,927	498,388
Numerator of diluted EPS from discontinued operations	18,194	21,261	14,582	(2,274)

Denominator of basic EPS from continuing and discontinued operations	274,497,203	308,586,668	269,231,262	307,828,896
Share-based instruments (a)	5,869,111	6,847,645	6,673,537	6,982,345
Denominator of diluted EPS from continuing and discontinued operations	280,366,314	315,434,313	275,904,799	314,811,241

Diluted earnings per share from continuing operations - R$	3.90	2.69	2.12	1.58
Diluted earnings per share from discontinued operations - R$	0.06	0.07	0.05	(0.01)

(a)Including share-based compensation and non-compete agreement with founders of Linx. Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding, considering potentially convertible instruments (Note 14.3).

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
14.3.    Detail of potentially issuable common shares for purposes of Diluted EPS
The potentially issuable common shares consider the difference between the issuable shares under share-based instruments and the number of shares that potentially be purchased at the weighted average market price of the shares during the period with the amount of future compensation expense of those share-based instruments, as presented as follows:

	Six months ended June 30,		Three months ended June 30,
	2025	2024 (Recasted)	2025	2024 (Recasted)

Total weighted average shares issuable under share-based payment plans for which performance conditions have already been met	13,818,879	13,646,364	13,616,475	14,317,526
Total weighted average shares that could have been purchased: compensation expense to be recognized in future periods divided by the weighted average market price of Company’s shares	(8,082,373)	(7,064,854)	(7,075,543)	(7,601,316)
Other total weighted average shares potentially issuable for no additional consideration	132,605	266,135	132,605	266,135
Share-based instruments	5,869,111	6,847,645	6,673,537	6,982,345
15.    Revenue and income
15.1.    Timing of revenue recognition
Net revenue from transaction activities and other services and discount fees charged for the prepayment of accounts payable to clients are recognized at a point in time, except for membership fees which are recognized over time. All other revenue and income are recognized over time.
The Group has recognized revenue to membership fees in the amount of R$ 123,131 in the six months ended June 30, 2025 (six months ended June 30, 2024 - R$ 35,466).
Net revenue from transaction activities and other services includes membership fee mentioned above and R$ 28,578 of registry business fee in the six months ended June 30, 2025 (R$ 24,183 in six months ended June 30, 2024).
15.2. Seasonality of operations
The Group’s revenues are subject to seasonal fluctuations as a result of consumer spending patterns. Historically, revenues have been strongest during the last quarter of the year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on the results of operations for the entire fiscal year. As a result of seasonal fluctuations caused by these and other factors, results for an interim period may not be indicative of those expected for the full fiscal year.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
16.    Expenses by nature

	Six months ended June 30,		Three months ended June 30,
	2025	2024	2025	2024
		(Recasted)		(Recasted)

Personnel expenses	1,346,259	1,126,436	690,971	589,210
Transaction and client services costs (a)	817,728	634,383	429,981	327,170
Marketing expenses and sales commissions (b)	508,492	455,336	250,273	215,015
Depreciation and amortization (Note 9.2)	439,149	374,355	226,949	191,502
Third party services	115,175	104,491	63,716	56,065
Other	136,630	174,900	55,383	48,533
	3,363,433	2,869,901	1,717,273	1,427,495

(a)Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees, cloud services, allowance for expected credit losses and other costs.
(b)Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.
17. Financial expenses, net

	Six months ended June 30,		Three months ended June 30,
	2025	2024	2025	2024
		(Recasted)		(Recasted)

Finance cost of sale of receivables	1,145,320	1,298,491	526,524	625,689
Other interest on loans and financing	749,120	282,901	403,297	167,159
Cost of bond	89,373	172,506	46,964	87,366
Foreign exchange (gains) and losses	9,266	(10,185)	6,419	(7,051)
Other	185,734	(14,721)	108,643	(30,239)
	2,178,813	1,728,992	1,091,847	842,924
18.    Employee benefits
18.1.    Share-based payment plans
The Group has equity settled share-based payment instruments, under which management grants shares to employees and non-employees depending on the strategy of the Group. The following table outlines the key share-based awards movements - in number of shares - as of June 30, 2025 and December 31, 2024.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)

	Equity
	RSU	PSU	Option	Total

Number of shares
As of December 31, 2023	12,429,557	8,305,048	45,159	20,779,764
Granted	2,775,617	194,019	—	2,969,636
Cancelled	(1,198,489)	(3,328,367)	—	(4,526,856)
Delivered	(655,860)	—	—	(655,860)
As of June 30, 2024	13,350,825	5,170,700	45,159	18,566,684

As of December 31, 2024	12,703,778	5,891,383	43,773	18,638,934
Granted (a) (b)	3,414,363	526,761	—	3,941,124
Cancelled (c)	(805,687)	(259,689)	—	(1,065,376)
Delivered (d)	(2,942,878)	—	—	(2,942,878)
As of June 30, 2025	12,369,576	6,158,455	43,773	18,571,804

(a)RSU’s granted with an average grant-date fair value of R$ 55.01.
(b)PSU’s granted with an average grant-date fair value of R$ 4.31.
(c)On June 30, 2025, 104,408 vested RSUs were pending settlement.
(d)The delivery of the period net of withholding taxes represents 2,234,636 treasury shares.
18.1.1 Share-based payment expenses
The total expense related to share-based plans, including taxes and social charges, recognized as Other income (expenses), net for the programs was R$ 184,005 for the six months and R$ 96,877 for three months ended June 30, 2025 (R$ 90,156 for the six months and R$ 64,361 for three months ended June 30, 2024).
19.    Other disclosures on cash flows
19.1. Non-cash transactions
19.1.1.    Operating activities

	Six months ended June 30,
	2025	2024

Changes in the fair value of accounts receivable from card issuers at FVOCI	265,219	89,126
Fair value adjustment on equity instruments at FVOCI (Note 5.1)	—	1,623
19.1.2.    Investing activities

	Six months ended June 30,
	2025	2024

Property and equipment and intangible assets acquired through lease (Note 9.1 and 10.1)	43,027	38,279
19.1.3.    Financing activities

	Six months ended June 30,
	2025	2024

Unpaid consideration for acquisition of non-controlling shares	579	653

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
19.2. Items breakdown
19.2.1.    Fair value adjustment in financial instruments designated at FVPL

	Six months ended June 30,
	2025	2024

Adjustment on FIDC and bank borrowings designated for fair value hedge (Note 5.6.2)	(184,483)	202,716
Fair value adjustment on equity securities designated at FVPL	(11,790)	3,912
Fair value adjustment in financial instruments designated at FVPL	(196,273)	206,628
19.2.2.    Interest income received, net of costs

	Six months ended June 30,
	2025	2024

Interest income received on prepayment of accounts payable to clients	4,457,138	3,337,422
Finance cost of sale of receivables (Note 17)	(1,145,320)	(1,298,491)
Interest income received, net of costs	3,311,818	2,038,931
19.2.3.    Purchases of property and equipment

	Six months ended June 30,
	2025	2024

Additions of property and equipment (Note 9.1)	(470,394)	(407,257)
Additions of right of use (Note 9.1)	43,026	37,490
Payments from previous period	(57,413)	(65,348)
Purchases not paid at period end	93,250	44,203
Purchases of property and equipment	(391,531)	(390,912)

19.2.4.    Purchases and development of intangible assets

	Six months ended June 30,
	2025	2024

Additions of intangible assets (Note 10.1)	(228,990)	(252,247)
Additions of right of use (Note 10.1)	1	789
Payments from previous period	(5,015)	(14,117)
Purchases not paid at period end	2,632	5,230
Service and operating rights	16,418	—
Purchases and development of intangible assets	(214,954)	(260,345)

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
19.2.5.    Proceeds from the disposal of non-current assets

	Six months ended June 30,
	2025	2024

Net book value of disposed assets (Notes 9.1 and 10.1)	47,586	92,762
Net book value of disposed leases (Note 5.6.2)	(21,420)	(5,560)
Gain (loss) on disposal of property and equipment and intangible assets	35,240	(14,317)
Disposal of Cappta property, equipment and intangible assets, including goodwill	—	(59,176)
Disposal of corporate assets	(41,865)	—
Outstanding balance	(19,475)	(9,493)
Proceeds from disposal of property and equipment and intangible assets	66	4,216
20. Business combinations
20.1. APP acquisition
On April 4, 2025, after buying shares from selling shareholders with significant voting power, the Group obtained control of APP with a 45.96% equity interest. APP was previously an associate and accounted for under the equity method. The Group previously held an equity interest of 19.70% in APP which was acquired on August 20, 2021. APP is an unlisted company based in the State of São Paulo, Brazil, that develops an integrated solution of management, focused mainly on the hospitality segment.
20.1.1. Financial position of the businesses acquired
The allocation of assets acquired and liabilities assumed in the business combinations mentioned above are presented below.

Fair value	APP (as of April 4, 2025) (a)
Cash and cash equivalents	3,740
Trade accounts receivable	912
Recoverable taxes	180
Property and equipment	205
Intangible assets	2,334
Other assets	117
Total assets	7,488

Accounts payable to clients	245
Labor and social security liabilities	967
Taxes payable	544
Dividends payable	2,000
Other liabilities	50
Total liabilities	3,806

Net assets and liabilities (a)	3,682
Consideration paid	12,024
Goodwill	8,342

(a)The net assets are based on the financial position of business acquired and the fair value amount and purchase price allocation are still being evaluated by the Group.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
20.1.2. Consideration paid
The consideration paid on business combination comprises the following values, if any: (i) consideration transferred, (ii) non-controlling interest in the acquiree and (iii) fair value of the acquirer’s previously held equity interest in the acquiree. The consideration paid in the final assessments is presented as follows.

APP
Cash consideration paid to the selling shareholders	5,734
Previously held equity interest in the acquire, at fair value (a)	1,990
Non-controlling interest in the acquire	4,300
Total	12,024

(a) Refers to the interest in APP' shares previously held by the Group. As a result of the step acquisition, the Group recognized a gain of R$ 1,986 for the remeasurement of the previously held 19.8% interest in APP to fair value, of R$ 4,300, compared to its carrying amount, of R$ 2,314.
21.    Segment information
In line with the strategy and organizational structure of the Group, the Group is presenting two reportable segments, namely “Financial Services” and “Software” and certain non-allocated activities:
•Financial services: Comprised of our financial services solutions which includes mainly payments solutions, digital banking, credit, insurance solutions as well as the registry business.
•Software: The Software segment includes the following solutions: POS/ERP, TEF and QR Code gateways, reconciliation, CRM, OMS, e-commerce platform, engagement tool, ads solution, and marketplace hub.
•Non allocated activities: Comprised of non-strategic businesses, including results on disposal / discontinuation of non-core businesses.
The Group uses Adjusted net income (loss) as the measure reported to the Chief Operating Decision Maker (“CODM”), which comprises the Chief Executive Officer ("CEO”) and the Board of Directors, about the performance of each segment.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
21.1.    Statement of profit or loss by segment

	Six months ended June 30, 2025			Three months ended June 30, 2025
	Financial Services	Software	Non allocated	Financial Services	Software	Non allocated

Total revenue and income from continuing operations	6,667,830	193,889	—	3,400,011	100,905	—

Cost of services	(1,566,328)	(69,853)	—	(813,325)	(37,064)	—
Administrative expenses	(354,696)	(57,795)	—	(186,123)	(28,769)	—
Selling expenses	(1,014,655)	(43,699)	—	(507,973)	(23,026)	—
Financial expenses, net	(2,169,074)	(4,294)	—	(1,087,093)	(1,949)	—
Other income (expenses), net	(221,641)	(2,202)	—	(111,595)	484	—
Total adjusted expenses from continuing operations	(5,326,394)	(177,843)	—	(2,706,109)	(90,324)	—

Gain on investment in associates	—	451	(588)	—	206	(704)
Adjusted profit before income taxes from continuing operations	1,341,436	16,497	(588)	693,902	10,787	(704)

Income taxes and social contributions	(261,294)	32,769	—	(134,248)	28,411	—
Adjusted net income for the period from continuing operations	1,080,142	49,266	(588)	559,654	39,198	(704)

Adjusted net income for the period from discontinued operations	(17,337)	73,803	—	(7,772)	40,480	—
Adjusted net income for the period	1,062,805	123,069	(588)	551,882	79,678	(704)

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)

	Six months ended June 30, 2024 (Recasted)			Three months ended June 30, 2024 (Recasted)
	Financial Services	Software	Non allocated	Financial Services	Software	Non allocated

Continuing operations
Total revenue and income from continuing operations	5,536,643	149,302	5,494	2,826,296	85,548	—

Cost of services	(1,316,998)	(43,775)	(16)	(672,170)	(25,194)	—
Administrative expenses	(326,145)	(49,852)	(2,561)	(167,350)	(24,805)	—
Selling expenses	(884,519)	(31,349)	(1,154)	(437,779)	(17,808)	(1)
Financial expenses, net	(1,716,651)	(7,483)	(74)	(838,523)	(4,872)	—
Other income (expenses), net	(145,573)	(7,733)	—	(95,418)	(3,768)	—
Total adjusted expenses from continuing operations	(4,389,886)	(140,192)	(3,805)	(2,211,240)	(76,447)	(1)

Gain on investment in associates	—	(103)	(10)	—	(223)	(201)
Adjusted profit (loss) before income taxes from continuing operations	1,146,757	9,007	1,679	615,056	8,878	(202)

Income taxes and social contributions	(260,074)	14,468	(428)	(154,295)	14,161	—

Adjusted net income (loss) for the period from continuing operations	886,683	23,475	1,251	460,761	23,039	(202)

Adjusted net income (loss) for the period from discontinued operations	(12,032)	48,197	—	(7,413)	20,962	—
Adjusted net income (loss) for the period	874,651	71,672	1,251	453,348	44,001	(202)

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
21.2.    Reconciliation of segment adjusted net income for the period with net income in the consolidated financial statements

	Six months ended June 30,		Three months ended June 30,
	2025	2024	2025	2024
		(Recasted)		(Recasted)
Continuing operations
Adjusted net income – Financial Services	1,080,142	886,683	559,654	460,761
Adjusted net income – Software	49,266	23,475	39,198	23,039
Adjusted net income (loss) – Non allocated	(588)	1,251	(704)	(202)
Adjusted net income for the period from continuing operations	1,128,820	911,409	598,148	483,598

Adjustments from adjusted net income to consolidated net income (loss)
Amortization of fair value adjustment (a)	(22,551)	(11,636)	(11,363)	(666)
Other income (loss)(b)	(15,459)	(53,375)	(1,323)	17,936
Tax effect on adjustments	8,035	2,399	1,705	(1,527)
Consolidated net income from continuing operations	1,098,845	848,797	587,167	499,341

	Six months ended June 30,		Three months ended June 30,
	2025	2024	2025	2024
		(Recasted)		(Recasted)
Discontinued operations
Adjusted net income (loss) – Financial Services	(17,337)	(12,032)	(7,772)	(7,413)
Adjusted net income – Software	73,803	48,197	40,480	20,962
Adjusted net income for the period from discontinued operations	56,466	36,165	32,708	13,549

Adjustments from adjusted net income to consolidated net income (loss)
Amortization of fair value adjustment (a)	(52,839)	(14,057)	(25,125)	(12,739)
Other income (loss)(b)	—	(5,000)	—	(5,000)
Tax effect on adjustments	17,254	5,991	8,229	3,150
Consolidated net income from discontinued operations	20,881	23,099	15,812	(1,040)

(a)Related to acquisitions. Consists of expenses resulting from the changes of the fair value adjustments as a result of the application of the acquisition method.
(b)Consists of the fair value adjustment related to associates call option, earn-out interests related to acquisitions, divestment of assets and remeasurement of previously held equity in associates.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2025
(In thousands of Brazilian Reais)
22. Subsequent events
Sale of Software Businesses
On July 21, 2025, StoneCo has entered into a definitive agreement to sell Software Businesses to Totvs S.A. for R$ 3,050,000, plus the net cash position of these assets currently estimated at R$ 360,000. The transaction is subject to customary closing conditions and regulatory approvals, including clearance by CADE, the Brazilian antitrust authority. The closing of the transaction and subsequent cash payment will occur following regulatory clearance and verification of the other applicable condition precedent.
Sale of SimplesVet
On July 31, 2025, StoneCo has sold its equity stake in SimplesVet, a veterinary-focused software solution, to PetLove Tecnologia Ltda (“PetLove”) for an enterprise value of R$140,000.